For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital Corp. and First Nickel Inc.
 Sign Joint Venture on Raglan Hills Project

Vancouver, Canada – December 11, 2007: Pacific North West Capital Corp. (“PFN”) (TSX: PFN)   and First Nickel Inc. (TSX : FNI) ("First Nickel") are pleased to report that they have entered into a Joint Venture agreement to undertake exploration on the Raglan Hills Project. The Raglan Hills Project is situated northeast of Bancroft in the Province of Ontario and comprises 21 claim blocks totalling 2,752 hectares.

The Raglan Hills Project is located over the northeastern portion of the Raglan Hills Intrusive Complex.  The Complex is a differentiated mafic intrusive composed primarily of meta-gabbro with lesser proportions of meta-pyroxenite.  The more mafic, pyroxenitic units host historical, nickel and copper sulphide showings and may represent the feeder system to the Intrusive Complex.  Minimal exploration has occurred since the late 1980’s and the property has potential to host economic nickel-copper sulphide zones within this feeder system.  The exploration program will be designed to identify and test priority areas within the property boundaries.

Pacific North West Capital and First Nickel have entered into a 50% - 50% Joint Venture Agreement whereby both Companies agree to bear all expenditures and participate in a single purpose unincorporated Joint Venture for the purpose of carrying out all Mineral exploration

First Nickel will act as Operator for the project and will be responsible for carrying out all exploration activities.

About First Nickel:

First Nickel is a Canadian mining and exploration company. Its current activities are primarily focused on the Sudbury Basin in northern Ontario, the location of the company's producing property (the Lockerby Mine) and four of its exploration properties. First Nickel also has two exploration properties in the Timmins region of northern Ontario. First Nickel's shares are traded on the TSX under the symbol FNI.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF Frankfurt.P7J) is a mineral exploration company focused on Platinum Group Metals (PGMs) and Base Metals.  Management's corporate philosophy is to be Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital's current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel and SOQUEM.  The company has $8 Million in working capital and securities with no debt.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	December 11, 2007